# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bumble Inc., CIK 0001830043
CUSIP: 12047B105
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Date of event which requires filing of this statement: 11/05/2025
Amends the filing with accession number 0001193125-21-060681
Filed by CIK 0001842687
Persons authorized to receive notices and communications: Herd Family Office, LLC, Attn: Thomas Neuhoff , PO Box 9340, Tyler, Texas (TX), 75711, (903) 805-2548

## Reporting persons
- Whitney Wolfe Herd (CIK 0001842687): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,694,874; shared voting power 239,534; sole dispositive power 21,694,874; shared dispositive power 239,534; aggregate amount beneficially owned 21,934,408 (14.6% of the class); the aggregate amount excludes certain shares
- Beehive Holdings II, LP (CIK 0001845474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Beehive Holdings III, LP (CIK 0001845549): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,230,911; shared voting power 0; sole dispositive power 21,230,911; shared dispositive power 0; aggregate amount beneficially owned 21,230,911 (14.1% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Bumble Inc.
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Comment: This Amendment No. 4 ("Amendment No. 4") to Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock") of Bumble Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed on February 26, 2021, as amended by Amendment No. 1 to the Schedule 13D filed on March 24, 2021, Amendment No. 2 to the Schedule 13D filed on March 8, 2023 and Amendment No. 3 to the Schedule 13D filed on August 15, 2025 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On November 5, 2025, Beehive Holdings II, LP and Beehive Holdings III, LP entered into Amendment No. 1 (the "TRA Amendment") to the Tax Receivable Agreement with the Issuer and certain other parties thereto and a TRA Termination and Release (the "Termination Agreement") with the Issuer, pursuant to which, in exchange for a settlement payment from the Issuer of $8.2 million to the Beehive Entities, the Beehive Entities agreed that, except for certain limited provisions, the Tax Receivable Agreement will be cancelled and terminated in its entirety, and no longer be in effect.

The foregoing description of the TRA Amendment and Termination Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the TRA Amendment and Form of Termination Agreement, as applicable, which have been filed as Exhibit H and I, respectively, hereto and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 104,010,519 shares of Class A Common Stock outstanding as of July 31, 2025, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on August 7, 2025, plus 6,290 shares of Class A Common Stock issued to Ms. Wolfe Herd pursuant to a vesting of restricted stock units on August 10, 2025, plus 8,469 shares of Class A Common Stock issued to Ms. Wolfe Herd on September 10, 2025 pursuant to the vesting of restricted stock units, plus an aggregate of 24,961,274 shares of Class A Common Stock issued upon exchange of Common Units subsequent to July 31, 2025, as reported by Blackstone (as defined below) in its Schedule 13D/A, filed on November 5, 2025, or as reported to the Reporting Persons by the Issuer, as adjusted to include any shares of Class A Common Stock issuable upon exercise of vested options and exchange of Common Units held by the Reporting Persons, as applicable.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Beehive Holdings II, LP directly holds one share of Class B Common Stock and vested Incentive Units, which are not presently convertible into any Common Units within 60 days of November 5, 2025 (based on the $5.3105 volume-weighted average price of the Class A Common Stock on November 4, 2025) and (b) Beehive Holdings III, LP directly holds one share of Class B Common Stock and 21,230,911 Common Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis.

As of the date hereof, Ms. Wolfe Herd directly holds 132,642 shares of Class A Common Stock, 24,336 shares underlying restricted stock units that will vest within 60 days from the date hereof, 270,875 shares underlying options that are exercisable as of the date hereof and 36,110 shares underlying options that will vest within 60 days from the date hereof. Ms. Wolfe Herd may also be deemed to have shared investment and voting power over the 100,000 shares of Class A Common Stock held directly by her spouse, 23,255 shares of Class A Common Stock held directly by a trust, of which Ms. Wolfe Herd's spouse is the trustee, and 116,279 shares of Class A Common Stock held in a foundation over which Ms. Wolfe Herd's spouse may be deemed to have shared voting and dispositive power.

In general, each share of Class A Common Stock entitles its holder to one vote on all matters on which Issuer stockholders are entitled to vote generally. Shares of Class B Common Stock have no economic rights but each share generally entitles each holder, without regard to the number of shares of Class B Common Stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which Issuer stockholders are entitled to vote generally. Holders of shares of Class B Common Stock vote together with holders of Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Notwithstanding the foregoing, unless they elect otherwise, each of the Beehive Entities is entitled to outsized voting rights as follows. Until the High Vote Termination Date (as defined below), each share of Class A Common Stock held by them, if any, entitles such person to ten votes and each such Beehive Entity that holds Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such Beehive Entity, to a number of votes equal to 10 times the aggregate number of Common Units held by such Beehive Entity. "High Vote Termination Date" means the earlier to occur of (i) seven years from the closing of the Issuer's initial public offering and (ii) the date the parties to the Stockholders Agreement (as defined below) cease to own in the aggregate 7.5% of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units. The Class A Common Stock held by Ms. Wolfe Herd's spouse and the trust and foundation described above are entitled to one vote per share.

The general partner of Beehive Holdings II, LP is Beehive Holdings Management II, LLC. The general partner of Beehive Holdings III, LP is Beehive Holdings Management III, LLC. Ms. Wolfe Herd is the sole member of Beehive Holdings Management II, LLC and Beehive Holdings Management III, LLC.

By virtue of the Stockholders Agreement (as defined below), the Reporting Persons and affiliates of The Blackstone Group Inc. ("Blackstone") are deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Blackstone and its affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. As of the date hereof, collectively, the Reporting Persons and Blackstone and its affiliates may be deemed to beneficially own in the aggregate 59,321,908 shares of Class A Common Stock, representing 39.4% of the Class A Common Stock, which does not include any shares related to the Incentive Units held by Beehive Holdings II, LP, as no Common Units would be deliverable if Beehive Holdings II, LP were to convert such units as of the date hereof (based on the $5.3105 volume-weighted average price of the Class A Common Stock on November 4, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

Except as set forth in this Amendment No. 4, none of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.

On September 10, 2025, Ms. Wolfe Herd satisfied tax liability through the Issuer's withholding of 5,495 shares of Class A Common Stock incident to the vesting of restricted stock units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit H Amendment No. 1 to the Tax Receivable Agreement, dated as of November 5, 2025 (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 5, 2025)

Exhibit I Form of TRA Termination and Release, dated as of November 5, 2025 (incorporated herein by reference to Schedule 1 of Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 5, 2025)

## Signatures
- Whitney Wolfe Herd: /s/ Whitney Wolfe Herd, Whitney Wolfe Herd (11/05/2025)
- Beehive Holdings II, LP: /s/ Whitney Wolfe Herd, By: Beehive Holdings Management II, LLC, its general partner, By: Whitney Wolfe Herd, Sole Member (11/05/2025)
- Beehive Holdings III, LP: /s/ Whitney Wolfe Herd, By: Beehive Holdings Management III, LLC, its general partner, By: Whitney Wolfe Herd, Sole Member (11/05/2025)